Exhibit 99.1


Fundtech Contact:                                    Media Contact:
George Ravich                                        Elisa Harca
Fundtech Corporation                                 Write Image Inc.
(201) 946-1100                                       (917) 320-6455
georger@fundtech.com                                 elisa.harca@write-image.com


                                                      For Immediate Distribution
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                        Fundtech Acquires Radius Partners
                 Enhancing expansion into securities processing

Jersey City, NJ, October 17, 2005 -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of end-to-end corporate banking and securities processing software and services, today announced the signing of a definitive agreement to acquire Radius Partners, a leading provider of business automation solutions to the global securities industry, located in Pembroke, Massachusetts.

By acquiring Radius Partners, Fundtech adds domain knowledge and management depth in the securities processing arena. Fundtech recently announced its entry into this market segment, which leverages its success in developing sophisticated systems for global banks.

The two companies have been collaborating on the development of TRADEplus(TM), a software solution aimed at achieving real time Delivery versus Payment (DVP) in post-trade securities processing. With TRADEplus(TM), financial market participants integrate trade execution, trade allocation, matching, account/settlement instruction and settlement notification processes into a single, automated process.

Over time, Fundtech expects to help financial firms increase their investment capital and returns by explicitly linking securities, FX, and cash

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payment processes to reduce levels of un-invested cash and collateral required to support their investment activities. Fundtech will focus on helping financial service firms (1) improve efficiency and controls - reducing the cost, time, and risk of processing transactions; (2) effectively distribute work processes - via a web-based thin-client solution accessible across groups, offices, and individuals; and, (3) increase revenues - through new web-based securities services.

Reuven Ben Menachem, CEO of Fundtech said: "Radius Partners has proven itself to be an invaluable partner in our recently announced entry into the securities transaction processing business. Combining our knowledge, Fundtech has developed a truly innovative post-trade securities processing system for Omgeo. We look forward to working with the Radius team to expand Fundtech's product line for capital markets."

Chris Walsh, CEO of Radius Partners, said: "Our knowledge of securities transaction processing has enabled us to offer our solutions to the world's most innovative financial services organizations. By combining with Fundtech, we will expand our reach to best support the global needs of our clients and further our market penetration and industry recognition."

About Radius Partners

Radius Partners provides software solutions and services that facilitate the matching and settlement of institutional trades. The Company was founded in 2000 by Chris Walsh and Scott Lorimer.

Radius Partners' business automation solutions provide financial institutions with the ability to improve operational efficiency, strengthen client relationships, securely increase transaction volumes and bring new products and services to market - quickly and profitably.

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Radius Partner's TradEX and AccountEX products leverage state-of-the-art, J2EE compliant technology to automate institutional trade processing across key industry segments, including capital markets, asset management, buy and sell side securities, trading institutions, and trust & custody.

About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services to the financial services industry. Its banking products facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's products are designed to increase efficiency while enabling financial institutions to better serve their clients. Fundtech operates the world's largest SWIFTNet service bureau; and the company is the leading developer of CLS systems having been selected by 20 of the CLS Settlement Members Banks. Fundtech was established in 1993 and is a public company listed on the NASDAQ and the Tel Aviv Stock exchange.

Forward Looking Statements:

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2004, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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